Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Seaport Global Acquisition Corp. on Amendment No. 3 to Form S-1, File No. 333-249446, of our report dated September 10, 2020 which includes an explanatory paragraph as to Seaport Global Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Seaport Global Acquisition Corp. as of August 17, 2020 and for the period from July 24, 2020 (inception) through August 17 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 24, 2020